Exhibit 12.1
LEAP WIRELESS INTERNATIONAL, INC.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except for ratios)

						Nine Months Ended
	Year Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2009	2010

Computation of earnings:

Income (loss) before income taxes, cumulative effect of change in accounting principle, accretion of redeemable non-controlling interests, net of tax, and equity in net (income) loss of investees, net	$52,300	$(17,635)	$(38,212)	$(104,113)	$(201,300)	$(147,528)	$(600,676)

Fixed charges	58,547	106,649	209,132	270,185	309,394	228,034	243,414

Capitalized interest, net of amounts amortized	(8,719)	(15,861)	(42,811)	(49,302)	(10,541)	(13,386)	9,455

Total earnings (losses)	$102,128	$73,153	$128,109	$116,770	$97,553	$67,120	$(347,807)

Computation of fixed charges:

Interest expense, including amounts capitalized	$38,784	$78,047	$166,785	$210,952	$231,136	$170,486	$181,062

Estimated interest expense portion of rent expense (1)	19,763	28,602	42,347	59,233	78,258	57,548	62,352

Total fixed charges	$58,547	$106,649	$209,132	$270,185	$309,394	$228,034	$243,414

Ratio of earnings to fixed charges	1.7x

Deficiency of earnings to fixed charges		$(33,496)	$(81,023)	$(153,415)	$(211,841)	$(160,914)	$(591,221)

(1)	One third of rent expense is deemed to be a reasonable approximation of the interest factor.